October 9, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:	Power Solutions International, Inc. Form 10-K for year ended December 31, 2012 Filed March 12, 2013 File No. 0-52213

Dear Mr. Vaughn:

On behalf of Power Solutions International, Inc. (the “Company”), set forth below is the response to your letter of comment dated October 2, 2013 (the “Letter”) relating to the above-referenced Form 10-K (“10-K”). The comment from the Letter is repeated below for your reference.

Form 10-K for the year ended December 31, 2012

Note 1. Description of the company and summary of significant accounting policies, page F-8

Revenue recognition, page F-10

1.	We note your current revenue recognition disclosures. Confirm to us, if true, that you only recognize revenue if a sales transaction meets each of the criteria outlined at SAB Topic 13(A)(1). In that regard, in future filings please disclose whether there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and management believes collectability is reasonably assured.

Response:

We hereby confirm that the Company recognizes revenue if a sales transaction meets each of the criteria outlined at SAB Topic 13(A)(1). All applicable future filings will contain the disclosure requested by the Staff in its comment.

The Company understands and agrees that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the above response, please contact the undersigned at 630-948-7793 or candrews@psiengines.com.

Very truly yours,

/s/ Catherine V. Andrews
Catherine V. Andrews, Esq.
General Counsel

cc:	Gary S. Winemaster, Chief Executive Officer
Eric Cohen, Chief Operating Officer